FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 30, 2015

TRANSLATION

Autonomous City of Buenos Aires, April 30, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Board Composition and Supervisory Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the current requirements of article 75 of the Buenos Aires Stock Exchange Regulations.

Pursuant to the resolutions adopted by the General Ordinary and Extraordinary Shareholders’ Meeting of the Company and the meeting of the Board of Directors of the Company, both held on April 30, 2015, and according to the By-Laws, the Board of Directors of YPF S.A. is composed as follows:

Title	Name	Class of shares represented	Term
Chairman of the Board, CEO and Executive Vice- President	Miguel Matías Galuccio	Class D	One fiscal year
Director	Axel Kicillof	Class A	One fiscal year
Director	Jorge Marcelo Soloaga	Class D	One fiscal year
Director	Gustavo Alejandro Nagel	Class D	One fiscal year
Director	Jorge Manuel Gil	Class D	One fiscal year
Director	Ignacio Perincioli	Class D	One fiscal year
Director	Omar Chafí Félix	Class D	One fiscal year
Director	Andrea Confini	Class D	One fiscal year
Director	Héctor Walter Valle	Class D	One fiscal year
Director	Rodrigo Cuesta	Class D	One fiscal year
Director	José Iván Brizuela	Class D	One fiscal year
Director	Sebastián Uchitel	Class D	One fiscal year
Director	Nicolás Marcelo Arceo	Class D	One fiscal year
Director	Fernando Raúl Dasso	Class D	One fiscal year
Director	Daniel Cristian González Casartelli	Class D	One fiscal year
Director Director	Patricia María Charvay Carlos Alberto Alfonsi	Class D Class D	One fiscal year One fiscal year
Director	Juan Franco Donnini	Class D	One fiscal year
Alternate Director	Emmanuel Antonio Alvarez Agis	Class A	One fiscal year
Alternate Director	Sergio Pablo Antonio Affronti	Class D	One fiscal year
Alternate Director	Omar Gutiérrez	Class D	One fiscal year
Alternate Director	Oscar Alfredo Cretini	Class D	One fiscal year
Alternate Director	Edgardo Raúl Valfre	Class D	One fiscal year
Alternate Director	Francisco Ernesto García Ibañez	Class D	One fiscal year
Alternate Director	Guillermo Horacio Aramburu	Class D	One fiscal year
Alternate Director	Mariana Laura González	Class D	One fiscal year
Alternate Director	Pablo Fernando Giliberti	Class D	One fiscal year
Alternate Director	Jesús Guillermo Grande	Class D	One fiscal year
Alternate Director	Juan Rafael Stinco	Class D	One fiscal year
Alternate Director	Rodolfo Nicolás Patricio Diana	Class D	One fiscal year

TRANSLATION

On the other hand, the Supervisory Committee is composed as follows:

Title	Name	Class of shares represented	Term

Member	Gustavo Adolfo Mazzoni	Class A	One fiscal year
Member	María de las Mercedes Archimbal	Class D	One fiscal year
Member	Enrique Alfredo Fila	Class D	One fiscal year

Alternate Member	Raquel Inés Orozco	Class A	One fiscal year
Alternate Member	Guillermo Leandro Cadirola	Class D	One fiscal year
Alternate Member	Cecilia Leonor Carabelli	Class D	One fiscal year

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 5, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer